GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

FINANCIAL STATEMENTS

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70195

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gamma Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 Calle de la Tanca Suite 305, Ochoa Building
(No. and Street)

San Juan	PR	00901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pelayo Troncoso	787-957-3260	ptroncoso@gamminternationalbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Driven PSC
(Name – if individual, state last, first, and middle name)

B7 Tabonuco Street	Guaynabo	PR	00968
(Address)	(City)	(State)	(Zip Code)

09/23/21	6817
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pelayo Troncoso of legal age, married, and CEO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gamma Securities LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. I, as Notary Public, certify that Pelayo Troncoso of the circumstances stated before, whom I know personally, appeared before me today, the 31th of March, 2023 in San Juan, Puerto Rico.

Signature: [signature]

Title: CEO

Aff. #165

[signature]
Notary Public

RECIBO
Sello
9397
03/13/2023
$5.00
Sello de Asistencia Legal
80004-2023-0313-62034029

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

CONTENTS

Report of Independent Registered Public Accounting Firm	1-2
Financial Statements:	
Statement of Financial Condition	3
Income Statement	4
Statement of changes in Member's Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7-12
Supplemental Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	13
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
Gamma Securities LLC.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gamma Securities LLC. (the "Company") as of December 31, 2022, the related income statement, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Member and Board of Directors of
Gamma Securities LLC
Page 2

Auditor's Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

Aviven, PSC

Guaynabo, Puerto Rico

March 31, 2023

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E514453 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	38,789
Restricted cash		3,622
Deposits with clearing broker – restricted (cash of		
$25,066 and a security with a fair value of $981,209)		1,006,275
Securities owned, at fair value, pledged as collateral for margin loan		12,582,958
Accrued interest receivable		323,561
Receivables from broker-dealers		59,321
Other assets		40,185
Total Assets	**$**	**14,054,711**

LIABILITIES AND MEMBER'S EQUITY

Borrowings under margin account	$	6,617,196
Accrued interest payable		2,047
Commissions payable		37,818
Accrued expenses and other liabilities		19,190
Due to affiliates		57,228
Total liabilities		**6,733,479**
Contributed capital		5,108,900
Retained earnings		2,212,332
Total Member's Equity		7,321,232
Total Liabilities and Member’s Equity	**$**	**14,054,711**

The accompanying notes are an integral part of these financial statements.

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES

Commissions		$	981,159
Interest income			580,336
Net gain on securities owned			1,652,504
	Total Revenues	**$**	**3,213,999**

EXPENSES

Commissions expense		$	173,593
Execution and clearing fees			69,277
Interest expense			146,853
Professional services expenses			95,629
Technology costs			53,068
Regulatory fees			20,351
Management fees			152,894
Other expenses			23,174
	Total Expenses		**734,839**
	Net Income	**$**	**2,479,160**

The accompanying notes are an integral part of these financial statements.

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Contributed capital	Retained earnings	Total
Balance at December 31, 2021	$ 603,900	$ (66,828)	$ 537,072
Capital contributions	4,505,000	-	4,505,000
Earnings distributions	-	(200,000)	(200,000)
Net income	-	2,479,160	2,479,160
Balance at December 31, 2022	**$ 5,108,900**	**$ 2,212,332**	**$ 7,321,232**

.

The accompanying notes are an integral part of these financial statements.

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash flows from operating activities:		
Net income	$	2,479,160
Adjustments to reconcile net income to net cash provided by operating activities:		
Net gain on securities owned		(1,652,504)
Changes in assets and liabilities that increase/(decrease) cash:		
Accrued interest receivable		(323,561)
Receivable from broker-dealers		(59,321)
Prepaid expenses		(40,185)
Due to affiliates		41,986
Accrued expenses and other liabilities		(22,922)
Accrued interest payable		2,048
Commissions payable		37,818
Total adjustments		**(2,016,639)**
Net cash provided by operating activities		**462,519**
Cash flows from investing activities:		
Purchases of investments		(42,018,380)
Proceeds from sales of investments		30,106,718
Net cash used in investing activities		**(11,911,662)**
Cash flows from financing activities:		
Margin loan advances, net of repayments of $23,546,017		6,617,196
Capital contributions		4,505,000
Earnings distributions		(200,000)
Net cash provided by financing activities		**10,922,196**
Net change in cash and restricted cash for the year	$	(526,947)
Cash and restricted cash at beginning of the year		**594,424**
Cash and restricted cash at end of the year	$	67,477

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership

Gamma Securities LLC (hereinafter GS or the “Company”) is a wholly owned subsidiary of Gamma International Bank, Inc. (hereinafter the "Bank" or “Parent”) which in turn is a majority owned subsidiary of Pinecrest Holdings, S.A., registered in Panama.

Nature of Business

GS was registered to do business in Puerto Rico, on June 25, 2018, to engage in and carry on a general securities brokerage, investment, and financial consulting business. Effective April 9, 2021, GS converted from a Corporation to a Limited Liability Company in a tax-free reorganization.

On January 28, 2022, GS registered with the Securities and Exchange Commission ("SEC") and was granted Financial Industry Regulatory Authority ("FINRA") membership as an introducing broker-dealer and government securities broker or dealer. Thereafter, on February 2, 2022, GS was granted its license to operate in Puerto Rico by the Puerto Rico Office of the Commissioner of Financial Institutions (OCIF, as its Spanish acronym). Business operations began in April 2022.

Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The following is a summary of the significant accounting policies followed by GS.

The accounting policies and reporting practices of GS conform to the predominant practices in the banking industry and are based on U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income tax

GS is a pass-through entity for tax purposes. Income generated by GS is reported in the Parent’s income tax return. In previous years the Company was a corporation for income tax purposes, but the Company has requested a pass-through treatment in accordance with the Article 65 of the Internal Revenue Code. Such request and conversion to pass-through taxation has not been finalized, nonetheless management believe it will be approved and accordingly, no income tax provision has been recorded for the year ended December 31, 2022.

The Company follows the accounting standard on accounting for uncertain income tax positions. As a result, management assessed whether there were any uncertain tax positions which may

give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.

In Puerto Rico, the Company's income tax returns are subject to audit for a period of four years after filing. The Company is subject to examination beginning tax year 2021.

Securities Owned

Securities are recorded at fair value in accordance with ASC 820, Fair Value Measurements, Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Concentration of Credit Risk and Other Dependencies

GS's cash deposits are insured by the FDIC up to $250,000. As of December 31, 2022, bank deposits did not exceed insured limits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Management believes that the above concentration of credit risk does not represent a material risk, of loss with respect to the Company's financial position as of December 31, 2022.

Restricted Cash and Regulatory Requirements

GS has classified as restricted certain cash balances that are not available for use in its operations.

GS considers deposit on its FINRA Flex Fund account and Stone X cash balance on clearing deposit to be cash equivalents.

Advances from the member, repayment of borrowing, dividend payments and other equity withdrawals are subject to certain notifications and other provisions of Rule 15c3-1 and other regulatory bodies.

Receivables from broker-dealers

The Company uses Stone X, LLC as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivables for revenue generated on securities purchased or sold, net of clearing expenses. The Company had receivables of $59,321 on December 31, 2022.

On December 31, 2022, the Company determined that zero expected credit losses are appropriate for its brokerage receivables. This is based on the fact that although there is a probability of default, the loss given default is zero for these financial assets. In addition, the receivables are primarily brokerage trade settlement receivables that are short term in nature.

Commissions and Related Expenses

The Company's main sources of income arise from its commissions earned on purchase and sale of securities and fees charged to customers. Commissions and related clearing expenses are recorded on a trade date basis.

GS buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, GS charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The following table presents revenue by major source

Brokerage commissions	$ 981,159

2. REGULATORY MATTERS

GS is subject to various regulatory capital requirements imposed by the local and federal banking agencies. Failure to meet minimum capital requirements can lead to certain mandatory and additional discretionary actions by regulators that, if undertaken, could have a direct material effect on GS's financial statements.

GS' capital, as an authorized member shall have, and always maintain, net capital levels as defined in FINRA's Rule 15c3-1, plus any additional requirements that may be established by regulators.

GS is authorized to conduct the following types of businesses:

- Broker or dealer retailing corporate equity securities over the counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Put and call broker or dealer or option writer
- Trading securities for own account
- Private placements of securities
- Other - applicant will affect transactions in structured notes

GS does not execute transactions in commodities, commodity futures, or commodity options, nor engage in other non-securities business.

3. SUPPLEMENTAL CASH FLOWS INFORMATION

Cash and cash equivalents and restricted cash as presented in the Statement of Cash Flows at December 31,2022 was as follows:

Cash	$	38,789
Restricted cash		3,622
Deposits with clearing broker - restricted		25,066
	$	67,477

Following is supplementary information relating to the statement of cash flows-

Cash paid for interest	$	144,804

4. TRANSACTIONS WITH RELATED PARTIES

GS considers the parent company, companies under common control, and the stockholders of the parent company, to be related parties.

Advances from the member are unsecured, non-interest bearing, and have no definite due date. As of December 31, 2022, GS had a payable to its Parent of $57,227.

The Company entered into a Master Service Agreement (the "agreement") with Parent on January 28, 2022, to provide various administrative, operational and finance services to the Company.

For the year ended December 31, 2022, total allocations pursuant to the agreement amounted to $152,894, which is included in the management fees caption in the Income Statement and was composed of the following:

Rent	$ 7,229
Wages and professional services expense	145,665
	$152,894

5. CLEARING AGREEMENT

In November 2021, the Company entered into a clearing agreement with Stone X LLC. The agreement requires the Company to maintain a $1,000,000 deposit, which is returnable within 30 days of termination of the agreement. This deposit consists of $25,066 of restricted cash and $981,209 in a U.S. Treasury Bill as of December 31, 2022, which are included in the “Deposits with clearing broker – restricted” caption of these financial statements in the Statement of Financial Condition. Either party can terminate the agreement after 30 days written notice of their intention to terminate the agreement, without an early termination fee. For the year ended

December 31, 2022, the Company reported net unrealized gains of $5,106 on the U.S. Treasury Bill.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8 to 1. On December 31, 2022, the Company had a net capital of $3,630,292, which was $3,530,292 in excess of its required net capital of $100,000. The Company's net capital ratio was .0275 to 1.

7. SECURITIES OWNED

Securities owned consist of obligations of Dominican Republic government amounting to $8,277,538, and Dominican Republic Corporate Bonds amounting to $4,355,420 at December 31, 2022. For the year ended December 31, 2022, the Company reported net gains on securities owned of $1,647,398 which consist of realized gains $1,292,591 and unrealized gains of $354,807. These securities serve as collateral for borrowing under margin accounts.

8. BORROWINGS UNDER MARGIN ACCOUNT

As of December 31, 2022, GS had borrowings in the amount of $6,617,196 subject to a variable interest rate of 5.65% subject to changes in the FED funds rate. Securities owned amounting to $12,582,958 are pledged as collateral for the margin loan.

9. FAIR VALUE MEASUREMENTS

Fair value represents the amount that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company did not have any transfers of assets between Levels 1, 2, and 3 of the fair value hierarchy during 2022.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities - U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Foreign Government Debt Securities - The fair values of these securities are obtained from third-party pricing service providers that use a pricing methodology based on an active exchange market and quoted market prices for similar securities. These securities are classified as Level 2.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2022:

		QUOTED MARKET PRICE FOR ASSETS	SIGNIFICANT OTHER OBSERVABLE INPUTS	SIGNIFICANT UNOBSERVABLE INPUTS
Description	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
Deposit with clearing broker - U.S. Treasury Bill	$ 981,209	$ 981,209	$ -	$ -
Securities Owned:				-
Dominican Republic Sovereign Bonds	8,227,538	-	8,227,538	-
Dominican Republic Corporate Bonds	4,355,420	-	4,355,420	
	$ 13,564,167	$ 981,209	$ 12,582,958	$ -

10. SUBSEQUENT EVENTS

On February 24, 2023, GS approved a distribution of earning to its Parent in the amount of $230,000. The distribution was completed on February 27, 2023.

The Company has evaluated subsequent events through March 31, 2023, the date which the financial statements were available to be issued and has determined that other than the previously described event, no other events required disclosure in or adjustments to the accompanying financial statements.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2022

Net capital:		
Total members' equity	$	7,321,232
Deduct nonallowable assets:		
Fixed Assets, net		-
Other Assets		(373,643)
Excess Clearing Deposit		-
Other Deductions/Charges		-
Tentative Net Capital		6,947,589
Haircuts:		
Exempted Securities		-
Debt securities		(2,783,965)
Other Securities- MM		-
Other Securities		-
Undue Concentration		(533,332)
Net capital	$	3,630,292
Aggregate indebtedness:		
Due to affiliates		57,228
Accrued expenses and other liabilities		19,190
Commissions payable		37,818
	$	114,236
Ratio of aggregate indebtedness to net capital		.03 to 1
Computation of basic net capital requirement:		
Minimum net capital requirement (greater of 12.50% of aggregate indebtedness or $100,000)	$	100,000
Net capital less great of 10% aggregate indebtedness or 120% of minimum net capital required:	$	3,510,292
Reconciliation of the Company's computation		
Unaudited Net Capital FOCUS-II Report	$	3,593,930
Net audit adjustments		36,362
Adjusted Net Capital	$	3,630,292
Aggregate indebtedness as reported in FOCUS–II Report	$	146,484
Net audit adjustments		(32,248)
Adjusted aggregated indebtedness	$	114,236

GAMMA SECURITIES LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2022

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT RULE 15C3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2022

The Company is exempt from Rule I5c3-3 under the provisions of Rule I5c3-3(k).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Gamma Securities LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Gamma Securities LLC (the "Company") claimed an exemption under 17 C.F.R. §240.15c3-3:2(ii), and (2) the Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year from January 1, 2022 to December 31, 2022 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis of Rule 15c3-3 under the Securities Exchange Act of 1934.

driven, PSC
Guaynabo, Puerto Rico

March 31, 2023

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E514455 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Gamma Securities LLC

(A wholly owned subsidiary of Gamma International Bank, Inc.)

Exemption Report

We as members of management of Gamma Securities, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2022 to December 31, 2022 without exception.

Gamma Securities LLC

I, Pelayo Troncoso, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: CEO

Date: March 31, 2023